UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 6)*

Trilogy Metals Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

89621C105

(CUSIP Number)

The Electrum Group LLC

535 Madison, 12th Floor

New York, NY 10022

(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 66988K102

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1	NAME OF REPORTING PERSONS Electrum Strategic Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,422,923 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,422,923 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,422,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.94%
14	TYPE OF REPORTING PERSON OO, PN

(1) Includes 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

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1	NAME OF REPORTING PERSONS The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,422,923 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,422,923 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,422,923 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.94%
14	TYPE OF REPORTING PERSON OO, IA

(2) Consists of (i) 26,662,053 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P. and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

CUSIP No.: 66988K102

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1	NAME OF REPORTING PERSONS ESOF GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,422,923 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,422,923 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,422,923 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.94%
14	TYPE OF REPORTING PERSON OO

(4) Consists of (i) 26,662,053 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P. and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

CUSIP No.: 66988K102

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1	NAME OF REPORTING PERSONS GRAT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 833,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 833,333
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 66988K102

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1	NAME OF REPORTING PERSONS Thomas Scott Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,739 (5)
	8	SHARED VOTING POWER 30,256,256 (6)
	9	SOLE DISPOSITIVE POWER 123,739 (5)
	10	SHARED DISPOSITIVE POWER 30,256,256 (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,379,995 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.66%
14	TYPE OF REPORTING PERSON IN

(5) Consists of (i) 10,000 of the Issuer’s common shares held by Tigris Financial Group Ltd. (“Tigris”), over which common shares Mr. Kaplan has sole voting and dispositive power, and (ii) 113,739 of the Issuer’s common shares held directly by Mr. Kaplan.

(6) Consists of (i) 26,662,053 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P., (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable, and 833,333 of the Issuer’s common shares held by GRAT Holdings LLC.

(7) Consists of the securities described in Footnotes 5 and 6.

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This Amendment No. 6 (this “Amendment”) amends the Schedule 13D filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) (“Electrum Strategic”) on May 10, 2012, as amended and restated by Amendment Nos. 1, 2, 3, 4 and 5 to the Schedule 13D filed by the Reporting Persons on December 31, 2012, July 9, 2014, April 23, 2015, June 26, 2015 and December 31, 2015 (as amended, the “Schedule 13D”) with respect to the common shares of Trilogy Metals Inc. (the “Issuer”), formerly known as NovaCopper Inc. The purpose of this Amendment is to report (i) changes in the number of common shares beneficially owned by Electrum Strategic Opportunities Fund L.P., an investment fund managed by The Electrum Group LLC; (ii) the fact that, due solely to an internal restructuring, the securities reported herein are no longer deemed to be beneficially owned by Leopard Holdings LLC, Electrum Global Holdings L.P. and TEG Global GP Ltd; and (iii) changes in the percentage of the Issuer’s outstanding common shares beneficially owned by the Reporting Persons as a result of changes in the number of outstanding common shares. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Items 2(a) and 2(b) of the Schedule 13D are hereby amended and restated as follows:

(a)       This Statement is being filed by The Electrum Group LLC, a Delaware limited liability company (“TEG Services”), GRAT Holdings LLC, a Delaware limited liability company (“GRAT Holdings”), Electrum Strategic Opportunities Fund L.P., a Cayman Islands exempted limited partnership (“ESOF”), ESOF GP Ltd., a Cayman Islands company (“ESOF GP”), and Thomas S. Kaplan, a natural person and citizen of the United States (“Kaplan” and, collectively, the “Reporting Persons”). Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person to the extent applicable.

(b)       The principal business address of each of the Reporting Persons is c/o The Electrum Group LLC, 535 Madison Avenue, 12th Floor, New York, New York 10022.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The source of funds used for the purchase of the common shares reflected in this Amendment was the working capital of ESOF. On April 20, 2018, ESOF acquired 5,031,250 of the Issuer’s common shares for an aggregate purchase price of $5,836,250, or $1.16 per common share.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 3 is incorporated herein by reference.

ESOF acquired the common shares for investment purposes.

CUSIP No.: 66988K102

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As a shareholder of the Issuer, on an ongoing basis, each Reporting Person (to the extent it continues to beneficially own the Issuer’s common shares) will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, one or more Reporting Persons may, from time to time, determine to increase or decrease its ownership of common shares, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein, each Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Each of the Reporting Persons may be deemed to be a member of a “group” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended and Rule 13d-54 promulgated thereunder, with the other Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are hereby amended and restated as follows:

As of April 20, 2018 the Reporting Persons (and each of them) beneficially own the number of common shares set forth below. Percentage ownership is based upon 131,319,758 issued and outstanding common shares of the Issuer, based upon the 106,535,276 common shares outstanding as of April 16, 2018 reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on April 17, 2018, plus the 24,784,482 common shares issued in the Issuer’s financing that closed on April 20, 2018, as reported in the Issuer’s press release on such date.

(a)

	(1)	Reporting Persons

Number of shares: 30,379,995
Percentage of shares: 22.66%

	(2)	ESOF

Number of shares: 29,422,923
Percentage of shares: 21.94%

	(3)	ESOF GP

Number of shares: 29,422,923
Percentage of shares: 21.94%

	(4)	TEG Services

Number of shares: 29,422,923
Percentage of shares: 21.94%

CUSIP No.: 66988K102

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	(5)	GRAT Holdings

Number of shares: 833,333
Percentage of shares: 0.62%

	(6)	Kaplan

Number of shares: 30,379,995
Percentage of shares: 22.66%

(b)

	(1)	ESOF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 29,422,923*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 29,422,923*

	(2)	ESOF GP

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 29,422,923*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 29,422,923*

	(3)	TEG Services

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 29,422,923*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 29,422,923*

	(4)	GRAT Holdings

Sole power to vote or direct the vote: 833,333
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 833,333
Shared power to dispose or direct the disposition: 0

	(5)	Kaplan

Sole power to vote or direct the vote: 123,739**
Shared power to vote or direct the vote: 30,256,256***
Sole power to dispose or to direct the disposition: 123,739**
Shared power to dispose or direct the disposition: 30,256,256***

CUSIP No.: 66988K102

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* Consists of (i) 26,662,053 of the Issuer’s common shares held by ESOF and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by ESOF that are currently exercisable.

**Consists of (i) 10,000 of the Issuer’s common shares held by Tigris and (ii) 113,739 of the Issuer’s common shares held directly by Kaplan.

*** Consists of (i) 10,000 of the Issuer’s common shares held by Tigris over which common shares Mr. Kaplan has sole voting and dispositive power, and (ii) 113,739 of the Issuer’s common shares held directly by Mr. Kaplan, plus (i) 26,662,053 of the Issuer’s common shares held by ESOF, (ii) 2,760,870 of the Issuer’s common shares issuable upon the exercise of warrants held by ESOF that are currently exercisable, and (iii) 833,333 of the Issuer’s common shares held by GRAT Holdings.

ESOF GP is the general partner of the sole general partner of, and TEG Services is the investment adviser to, ESOF. TEG Services possesses voting and investment discretion with respect to assets of ESOF, including indirect investment discretion with respect to the common shares held by ESOF. The Investment Committee of TEG Services (see Schedule A) exercises voting and investment decisions on behalf of TEG Services. The Investment Committee of GRAT Holdings (see Schedule A) exercises voting and investment decisions on behalf of GRAT Holdings, including decisions on behalf of GRAT Holdings with respect to the securities reported herein. Kaplan is the sole shareholder of, and possesses sole voting and investment discretion with respect to the assets of Tigris. Kaplan possesses shared voting and dispositive power over the Issuer’s common shares held by ESOF and GRAT Holdings.

(c)       Except as set forth in Item 3, no Reporting Person has effected any transaction in the common shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(e)       As a result of internal restructuring, on April 20, 2018, each of Leopard Holdings LLC, Electrum Global Holdings L.P. and TEG Global GP Ltd ceased to be the beneficial owner of common shares of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibit 99.3

99.4	Joint Filing Agreement

CUSIP No.: 66988K102

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2018

THE ELECTRUM GROUP LLC

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Senior Managing Director

GRAT HOLDINGS LLC

By:	/s/ Thomas S. Kaplan
Name:	Thomas S. Kaplan
Title:	Co-Chief Executive Officer

ELECTRUM STRATEGIC OPPORTUNITIES FUND L.P.

By:	Electrum Strategic Opportunities Fund GP L.P., its general partner
By:	ESOF GP Ltd., its general partner

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Director

ESOF GP LTD.

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Director

/s/ Thomas S. Kaplan
Thomas S. Kaplan